UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

300 684 107

(CUSIP Number)

Ronald Elliott, Chief Executive Officer

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, California 93940

(831) 333-2000

with a copy to:

Bruce A. Zivian, Esq.

Bell, Boyd & Lloyd LLC

70 West Madison Street, Suite 3100

Chicago, Illinois 60602

(312) 807-4434

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300 684 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald Elliott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment”) to Schedule 13D is being filed to amend and restate certain items in the statement on Schedule 13D filed by Ronald Elliott (the “Reporting Person”) on May 11, 2001 with respect to the common stock, par value $.01 per share (the “Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 originally filed on June 15, 2004 and Amendment No. 2  originally filed on July 24, 2006.  Only the items contained in this Amendment are being amended and restated; the remaining items contained in the Schedule 13D filed on May 11, 2001, as amended on June 15, 2004 and July 24, 2006, are unchanged by this Amendment.

Item 5.    Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) The Reporting Person is the beneficial owner of 0 shares of Common Stock.

(c)  On November 29, 2006, as a result of the consummation of the Merger and pursuant to the terms of the Merger Agreement and the Voting Agreement, the Reporting Person disposed of all of the 1,328,204 shares of Common Stock that he owned as of that date.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on November 29, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 1, 2006

By:	/s/ Ronald Elliott
Name:	Ronald Elliott